January 10, 2022

Shannon Menjivar, Accounting Branch Chief

Mark Rakip, Staff Accountant

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Re:	Resource REIT, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2020

Form 10-Q for the period ended September 30, 2021

File No. 000-55430

Dear Ms. Menjivar and Mr. Rakip:

We are writing in response to the comment letter dated December 14, 2021 regarding Resource REIT, Inc. (the “Company”), and the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) and Form 10-Q for the period ended September 30, 2021. For your convenience, we have reproduced the comments below and included the Company’s responses to those comments.

Form 10-K for the fiscal year ended December 31, 2020

Item 5 – Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities

Estimated Value Per Share, page 32

1.	We note your inclusion of Goodwill (management company value) as a component to your estimated Net asset value as of January 28, 2021. Please address the following:

•	Provide to us your basis for attributing value to goodwill recognized in the self-management transaction, and inclusion of goodwill in calculating your estimated net asset value.

•	Tell us the material components of goodwill, and your methodology as to how you ascribed value to each of these material components in calculating net asset value.

•

Address how you determined that the goodwill is based on a price that would be received to sell your now-internalized management function in an orderly transaction between market participants at the measurement date. In your response, consider disclosure from your Form 10-Q for the interim period ended September 30, 2021 where you indicate goodwill represents your management structure and ability to generate additional opportunities for revenue and raise additional funds.

Shannon Menjivar, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

January 10, 2022

Response:

a.

The Company accounted for the Self-Management Transaction, which was a series of transactions pursuant to which Resource Real Estate Opportunity REIT, Inc. (“REIT I”) acquired the parent company (the “Sponsor”) of the respective external advisors and property managers of REIT I, the Company, and Resource Apartment REIT III, Inc. (“REIT III”), in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Under ASC 805, Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. As part of the determination to allocate the purchase price of the Sponsor, management of the Company considered the valuation analysis performed by Robert A. Stanger & Co, Inc. (“Stanger”), the independent third-party financial advisor engaged by REIT I’s special committee in connection with REIT I’s acquisition of the Sponsor and subsequent merger with the Company. Stanger determined the estimated value of the Sponsor based upon the capitalization of the Sponsor’s estimated projected EBITDA, at an EBITDA multiple derived from comparable transactions. The Company determined that the primary component of the purchase price was the acquired workforce and the cost savings associated with acquiring the Sponsor and eliminating the management fee arrangement.

b.

The material components of Goodwill are the cost savings attributable to the internalization of management of the Company through the acquisition of the Sponsor. The Company included the following items in its analysis of the cost savings from the Self-Management Transaction:

a.	Asset management fees no longer charged to the Company

b.	Property management fees no longer charged to the Company

c.	Offset by incremental:

i.	Payroll costs

ii.	General and administrative costs

iii.	Third-party property management fees

The Company assessed the asset management fees and property management fees from the existing management contracts as in line with the market, and there were no termination penalties.

c.

The estimated value of Goodwill, as provided by the management team of the Company to Duff & Phelps in its determination of a range in estimated value per share of the Company, was based upon the capitalization of the estimated projected EBITDA for the Sponsor, at an EBITDA multiple derived from comparable transactions completed through September 7, 2020 as provided by Stanger on behalf of REIT I’s special committee and reviewed by the Company’s management. Stanger’s report to the REIT I

Shannon Menjivar, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

January 10, 2022

special committee noted that EBITDA multiples on comparable management transactions ranged from 4.5x to 8.1x and averaged 5.7x. Because of the inherent differences between the operations and prospects of the Sponsor and those of the selected management company transactions, Stanger believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable management company transaction analysis to evaluate the appropriate EBITDA multiple range. Accordingly, Stanger made qualitative judgements, based upon Stanger’s professional experience and judgement. Based on these judgements, Stanger selected an estimated management company EBITDA multiple range to apply to the EBITDA of the Sponsor of 5.0x to 6.0x. The final EBITDA multiple was determined in an arms-length negotiation between REIT I and the Sponsor and utilized by management in providing the estimated value of Goodwill to be used in the estimated net asset value of the Company. The skill set of the in-place team at the management company represents buyer-specific synergies that are excluded from the fair value measurements of identifiable intangible assets. These buyer-specific benefits are therefore an element of goodwill. The Company intends to expand the disclosure that was included in footnote three of the Form 10-Q for the period ended September 30, 2021 to incorporate a description of the cost savings that were attributed to Goodwill.

Form 10-Q for the period ended September 30, 2021

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 41

2.

We note your reconciliation of Total NOI to Net loss attributable to common stockholders for the interim periods presented. In future periodic filings, please disclose the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure by reconciling from Net loss attributable to common stockholders to calculate Total NOI. Refer to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Company undertakes to reconcile from Net loss attributable to common stockholders to calculate Total NOI in its future periodic filings.

Shannon Menjivar, Accounting Branch Chief

Mark Rakip, Staff Accountant

Securities and Exchange Commission

January 10, 2022

If you need any additional information, or if we can be of any further assistance, please call me at (215) 717-3356.

Sincerely,

Resource REIT, Inc.

By:	/s/ Thomas Elliott
Name:	Thomas Elliott
Title:	Chief Financial Officer, Executive Vice President and Treasurer
cc:	Laura Sirianni, Esq.

DLA Piper LLP (US)